UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

FOR IMMEDIATE RELEASE

November 13, 2014

METHANEX ANNOUNCES SALE OF US$300 MILLION 10-YEAR NOTES AND US$300 MILLION 30-YEAR NOTES

VANCOUVER, BRITISH COLUMBIA – (Marketwired – November 13, 2014) – Methanex Corporation TSX:MX)(NASDAQ:MEOH) announced today that it has priced two offerings of senior unsecured notes. Methanex will issue US$300 million in aggregate principal amount of 4.25% senior notes due December 1, 2024 and US$300 million in aggregate principal amount of 5.65% senior notes due December 1, 2044. The 2024 notes were issued at a price of 99.497% of the aggregate principal amount, with an effective yield to maturity of 4.312%, and the 2044 notes were issued at a price of 99.353% of the aggregate principal amount, with an effective yield to maturity of 5.695%. The offerings are expected to close on or about November 18, 2014, subject to customary closing conditions.

Methanex expects to use the net proceeds from the offerings primarily for the repayment of existing indebtedness, which may include the repayment of its 6.00% senior notes due August 1, 2015 of which US$150 million is outstanding, repayment of limited recourse debt facilities, capital expenditures related to plants under construction, capital expenditures related to maintenance of its facilities and working capital purposes.

BNP Paribas Securities Corp., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC acted as joint book-running managers of the offerings, with RBS Securities Inc., HSBC Securities (USA) Inc., nabSecurities, LLC and BMO Capital Markets Corp. acting as co-managers. The notes are being offered via an underwritten public offering pursuant to an effective shelf registration statement in the United States.

A copy of the final prospectus supplement (and accompanying base shelf prospectus) may be obtained from BNP Paribas Securities Corp., J.P. Morgan Securities LLC or RBC Capital Markets, LLC using the contact details below. You may also obtain these documents for free by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov or SEDAR on the Canadian Securities Administrators website at www.sedar.com.

This press release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such province or jurisdiction.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under applicable British Columbia securities law. The forward-looking statements in this news release include statements concerning the expected net proceeds from the offering of the notes, the intended use of proceeds and the closing of the proposed offerings, including the timing thereof.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Methanex to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in the annual information form of Methanex and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Such forward-looking statements only speak as of the date of this press release and Methanex does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1-800-661-8851

BNP Paribas Securities Corp., Attention: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, telephone: 1-800-854-5674 or by emailing dl.new.york.syndicate@us.bnpparibas.com

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk – 3rd floor, or by calling 1-212-834-4533

RBC Capital Markets, LLC by writing RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, New York 10281, Attention: Debt Capital Markets, by calling 1-866-375-6829 or by emailing usdebtcapitalmarkets@rbccm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: November 13, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary